

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2021

Corey McCann
Chief Executive Officer
Pear Therapeutics, Inc.
200 State Street, 13th Floor
Boston, MA 02109

  Re: Pear Therapeutics, Inc.
    Registration Statement on Form S-1
    Filed December 23, 2021
    File No. 333-261876

Dear Dr. McCann:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Stacie Aarestad